Exhibit 12.2

Consolidated Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2012	For the Twelve Months Ended December 31, 2011	For the Six Months Ended June 30, 2011
Earnings
Net Income for Common Stock	$436	$ 978	$426
Preferred Stock Dividend	3	11	6
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	209	558	220

Pre-Tax Income for Common Stock	$648	$1,547	$652
Add: Fixed Charges*	287	561	284
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$935	$2,108	$936

* Fixed Charges
Interest on Long-term Debt	$256	$ 505	$253
Amortization of Debt Discount, Premium and Expense	10	18	10
Interest Capitalized	—	—	—
Other Interest	10	16	10
Interest Component of Rentals	11	22	11
Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$287	$ 561	$284

Ratio of Earnings to Fixed Charges	3.3	3.8	3.3